Exhibit 3.1

AMENDMENT TO CODE OF REGULATIONS
OF
COLUMBUS SOUTHERN POWER COMPANY
Adopted on April 29, 2008

The following language is added to the end of Article VII, Section 1 of the Company’s Code of Regulations:

The Code of Regulations may also be amended, changed or added to at any meeting of the Board of Directors by an affirmative vote of two-thirds of all directors, if notice of the proposed change has been delivered or mailed to the directors in advance of the meeting, or if all directors are present, or not present, assent in writing to said change.